Exhibit 99.1

Clearmind Announces Patent Publication in Japan Covering Treatment for Neurological Movement Disorder

Published patent application covers 3-MMC-based treatment of dyskinesia, including in combination with Palmitoylethanolamide (PEA)

Vancouver, Canada, Oct. XX, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (the “Company”), a clinical-stage biopharmaceutical company advancing non-hallucinogenic psychedelic-derived neuroplastogen for scalable treatment of neuropsychiatric, metabolic, and addiction disorders including Alcohol Use Disorder (“AUD”), today announced the publication of a patent application in Japan covering novel compositions and methods for treating dyskinesia, a neurological movement disorder characterized by involuntary movements. The published patent application covers the use of 3-Methylmethcathinone (“3-MMC”) for preventing, treating, or reducing dyskinesia symptoms, including pharmaceutical compositions comprising 3-MMC. The application also includes claims for combinations of 3-MMC with N-acylethanolamines, notably Palmitoylethanolamide (“PEA”, a compound with established anti-inflammatory and neuroprotective properties.

These patent applications are part of the ongoing collaboration between Clearmind and NeuroThera Labs Inc. (TSXV: NTLX) (“NeuroThera”), a clinical-stage biotech company. Through this partnership with NeuroThera, PEA technology is integrated into Clearmind’s psychedelic-derived therapeutic programs. “

Our strategy is to build robust intellectual property protection around our novel therapeutic platforms and their broad potential across neurological disorders,” said Adi Zuloff-Shani, Ph.D., Chief Executive Officer of Clearmind. “The publication of the patent application in Japan and strengthens our global IP position for our 3-MMC-based approach to dyskinesia, including its combination with PEA.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its strategy is to build robust intellectual property protection around its novel therapeutic platforms and their broad potential across neurological disorders and strengthening our global IP position. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.